EXHIBIT 19

Quarterly Shareholders' Report for the Period Ended September 30, 2006

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Shareholders' Report - Page 4

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Shareholders' Report - Page 8

CITIZENS FINANCIAL SERVICES INCORPORATED

COMPARATIVE STATEMENT OF CONDITION

COMPARATIVE STATEMENT OF EARNINGS

September 30, 2006

FIRST CITIZENS NATIONAL BANK

Your Success Is Our Mission™

Dear Shareholders and Friends:

I am delighted to report to you our 3rd quarter 2006 financial performance. Despite the ongoing current economic environment, the year of 2006 is shaping up to be a very exciting year, both financially and strategically! Our new bank building in Wellsville is nearly complete and will be open for business on October 30, 2006. I encourage you to stop in and visit the new facility and I am sure that you will feel as I do about Wellsville's potential success for our organization.

As I have been communicating for some time, the banking environment remains difficult. Despite the recent pause in the Federal Reserve's monetary tightening policy at the end of the second quarter, which has occurred steadily during the last two years, the sustained flat yield curve still remains in effect. This has impacted our net interest margin as well as most financial institutions across the country and within our service area. However, as you will see below, we have been able to produce very positive results compared to the same period a year ago.

Our net income for the three months ended September 30, 2006 was $1,548,000, which compares to $1,318,000 for the same period last year. This represents an increase of 17.5%. On a year to date basis, net income was $4,310,000 compared with $3,898,000 last year, an increase of 10.6%. Earnings per share for the year are $1.51 compared with $1.35 for the first nine months of 2005, representing an increase of 11.9%.

Return on equity for the nine months ended September 30, 2006 and 2005 was 13.18% and 12.53%, respectively. For the three months ended September 30, 2006, return on equity was 14.03% compared with 12.55% for the same period in 2005. These results reflect our continued focus on managing our administrative costs and the implementation of tax planning strategies using tax-exempt investments and loans. In fact, our non-interest expenses for the nine months ended September 30, 2006 totaled $11,326,000 compared with $11,506,000 for 2005, a decrease of $180,000. For that same period, the provision for income taxes has decreased $245,000 even though income before taxes has increased $167,000.

Since September of last year, total assets have increased $51.1 million, or 10.0%. At the end of September, total assets were $560.7 million compared to $509.6 million last September. Net loans have increased $35.9 million since last September, an increase of 9.7%. Deposits have increased $17.5 million and borrowed funds have increased $31.5 million to fund the overall growth in assets.

Stockholders' Equity, excluding accumulated other comprehensive income, has increased $2.3 million, or 5.4% since last September. Book value per share at September 30, 2006 was $15.76 compared with $14.87 last year, an increase of 6.0%. In September, a cash dividend of $.22 per share was declared and will be paid to shareholders on October 27, 2006 to record holders as of October 13, 2006. This represents an increase of 4.8% over 2005's quarterly dividend.

It is also my pleasure to report that there has been 43,959 shares of treasury stock repurchased during 2006 since the board of Directors approved the stock repurchase plan on January 17, 2006. This plan provides an avenue for you the existing shareholders to adjust your individual portfolios as needed from time to time.

I commend our employees and Board of Directors for their continued hard work to increase shareholder value. I am very optimistic about our opportunities and look forward to communicating our future successes.

Sincerely,

Randall E. Black

Randall E. Black
Chief Executive Officer and President

Financial Highlights
(Unaudited - In thousands, except per share and ratio data)

	2006	2005
Nine Months Ended September 30		
Net income	$ 4,310	$ 3,898
Comprehensive Income	4,833	2,855
Per common share data:		
Earnings per share	1.51	1.35
Cash dividends paid per share	0.64	0.61
Performance ratios:		
Return on average assets *(annualized)*	1.06%	1.03%
Return on average equity *(annualized)*	13.18%	12.53%
Three Months Ended September 30		
Net income	$ 1,548	$ 1,318
Per common share data:		
Earnings per share	0.55	0.46
Cash dividends paid per share	0.215	0.205
Performance ratios:		
Return on average assets *(annualized)*	1.12%	1.03%
Return on average equity *(annualized)*	14.03%	12.55%
At September 30		
Assets	$ 560,654	$ 509,583
Investment securities:		
Available-for-sale	103,301	90,512
Loans (net of unearned income)	411,610	375,518
Allowance for loan losses	3,841	3,666
Deposits	448,159	430,682
Stockholders' Equity	43,578	41,442
Non-performing assets	2,954	2,857
Average Leverage Ratio	7.91%	8.03%
Per common share data:		
Book value	$ 15.76	$ 14.87
Market value (average of bid/ask price)	22.50	20.30
Market price to book value ratio	142.79%	136.53%

MISSION STATEMENT

Our mission is to be the premier one-stop provider of financial services in our marketplace. We endeavor to meet our customers' changing needs. Our motivated and professional employees provide excellent service that sets us apart from other providers. Our bank, its board members and employees, are active citizens of the communities we serve. We strive to satisfy the expectations of our shareholders.

PLEDGE

We recognize that the customer is the reason for our existence. *Our purpose is to satisfy them ~ serve them promptly, courteously and professionally with the kind of care we like to receive ourselves. Even when we perform a task involving no direct customer contact, we work for the ultimate delight of our customers.*

Consolidated Balance Sheet

(Unaudited - In thousands, except share data)

	September 30 2006	December 31 2005	September 30 2005
ASSETS:			
Cash and due from banks:			
Noninterest-bearing	$ 9,616	$ 8,498	$ 7,868
Interest-bearing	26	111	540
Total cash and cash equivalents	9,642	8,609	8,408
Available-for-sale securities	103,301	102,602	90,512
Loans (net of allowance for loan losses 2006, $3,841; December 31, 2005, $3,664; and September 30, 2005, $3,666)	407,769	379,139	371,852
Premises and equipment	12,574	12,305	12,316
Accrued interest receivable	2,407	2,164	2,037
Goodwill	8,605	8,605	8,605
Bank owned life insurance	7,967	7,743	7,669
Other assets	8,389	8,074	8,184
TOTAL ASSETS	$ 560,654	$ 529,241	$ 509,583
LIABILITIES:			
Deposits:			
Noninterest-bearing	$ 49,741	$ 50,600	$ 52,246
Interest-bearing	398,418	379,199	378,436
Total deposits	448,159	429,799	430,682
Borrowed funds	64,295	52,674	32,814
Accrued interest payable	1,994	1,862	1,627
Commitment to purchase investment securities	-	752	300
Other liabilities	2,628	2,593	2,718
TOTAL LIABILITIES	517,076	487,680	468,141
STOCKHOLDERS' EQUITY:			
Common stock $1.00 par value; authorized 10,000,000 shares; issued 2,992,896 shares in 2006 and 2,965,257 at December 31, 2005 and September 30, 2005	2,993	2,965	2,965
Additional paid-in capital	11,933	11,359	11,359
Retained earnings	33,140	31,251	30,472
TOTAL	48,066	45,575	44,796
Accumulated other comprehensive loss	(1,018)	(1,540)	(880)
Less: Treasury stock, at cost 162,674 shares for 2006, 118,715 shares at December 31, 2005 and at September 30, 2005	(3,470)	(2,474)	(2,474)
TOTAL STOCKHOLDERS' EQUITY	43,578	41,561	41,442
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 560,654	$ 529,241	$ 509,583

Consolidated Statement of Income

(Unaudited - In thousands, except per share data)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
INTEREST INCOME:				
Interest and fees on loans	$ **7,226**	$ 6,362	$ **20,639**	$ 18,386
Interest-bearing deposits with banks	**-**	3	**-**	2
Investment securities:				
Taxable	**851**	698	**2,549**	2,240
Nontaxable	**232**	153	**679**	394
Dividends	**74**	50	**223**	156
TOTAL INTEREST INCOME	**8,383**	7,266	**24,090**	21,178
INTEREST EXPENSE:				
Deposits	**3,067**	2,416	**8,390**	6,840
Borrowed funds	**849**	383	**2,388**	1,140
TOTAL INTEREST EXPENSE	**3,916**	2,799	**10,778**	7,980
NET INTEREST INCOME	**4,467**	4,467	**13,312**	13,198
Provision for loan losses	**105**	30	**225**	30
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**4,362**	4,437	**13,087**	13,168
NON-INTEREST INCOME:				
Service charges	**827**	784	**2,342**	2,203
Trust	**135**	161	**372**	368
Brokerage	**45**	45	**142**	138
Insurance	**32**	61	**88**	205
Investment securities gains, net	**5**	-	**4**	-
Earnings on bank owned life insurance	**78**	71	**224**	220
Other	**91**	109	**364**	334
TOTAL NON-INTEREST INCOME	**1,213**	1,231	**3,536**	3,468
NON-INTEREST EXPENSES:				
Salaries and employee benefits	**2,055**	1,993	**6,078**	5,888
Occupancy	**261**	262	**845**	846
Furniture and equipment	**146**	156	**442**	491
Professional fees	**125**	132	**371**	408
Amortization of intangibles	**36**	145	**216**	434
Other	**1,075**	1,133	**3,374**	3,439
TOTAL NON-INTEREST EXPENSES	**3,698**	3,821	**11,326**	11,506
Income before provision for income taxes	**1,877**	1,847	**5,297**	5,130
Provision for income taxes	**329**	529	**987**	1,232
NET INCOME	$ **1,548**	$ 1,318	$ **4,310**	$ 3,898
EARNINGS PER SHARE	$ **0.55**	$ 0.46	$ **1.51**	$ 1.35
CASH DIVIDENDS PAID PER SHARE	$ **0.215**	$ 0.205	$ **0.640**	$ 0.610

Investor Information

Stock Listing: Citizens Financial Services, Inc. common stock is listed on the over the counter bulletin board and is traded under the symbol CZFS.OB.

For assistance regarding a change in registration of stock certificates, replacing lost certificates/dividend checks, or address changes, please contact the transfer agent listed below.

Transfer Agent: First Citizens National Bank
Attn: Gina Marie Boor
15 South Main Street
Mansfield, PA 16933

toll free: 1-800-326-9486
telephone: 570-662-2121
website: www.firstcitizensbank.co
e-mail: fcnb@firstcitizensbank.co

Dividend Reinvestment: Citizens Financial Services, Inc. offers a Dividend Reinvestment Plan. Shareholders must enroll at least 100 shares to participate in the Plan. Cash dividends are held by our Plan Administrator and used to automatically purchase additional shares of our common stock. You may choose to have all dividends reinvested or a portion. Please contact the Transfer Agent listed above for an enrollment form.

Certificate Safekeeping: Stock certificates can be held by our Plan Administrator for safekeeping. Please contact the Transfer Agent listed above for an enrollment form.

Direct Deposit of Dividends: For shareholders who do not participate in the Dividend Reinvestment Plan, direct deposit of cash dividend payments to a checking or savings account is available. Please contact the Transfer Agent listed above for an enrollment form.

Reports: The Annual Report and other Company reports are filed electronically through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the internet at http://www.sec.gov/edgar.htm.

Common Stock Information
Per Share

Quarter Ended	Bid	Ask	Cash Dividends Per Share
September 30, 2006	$22.00	$23.00	$0.215
June 30, 2006	$21.60	$23.00	$0.215
March 31, 2006	$21.35	$23.25	$0.210
December 31, 2005	$20.80	$21.00	$0.210
September 30, 2005	$20.10	$20.50	$0.205
June 30, 2005	$21.00	$21.70	$0.205
March 31, 2005	$23.50	$24.25	$0.200
December 31, 2004	$23.65	$24.00	$0.200

Market Makers

Ferris, Baker Watts, Inc.
100 Light St., 9th Fl.
Baltimore, MD 21202
Telephone: 410-659-4600

Ryan, Beck & Co.
Head Trader
18 Columbia Turnpike
Florham Pk, NJ 07932
Telephone: 973-549-4200

UBS Securities, LLC
677 Washington Blvd, 6th Floor
Stamford, CT 06901-0305
Telephone: 203-719-7100

Monroe Securities, Inc.
47 State St., 2nd Fl.
Rochester, NY 14614
Telephone: 800-766-5560

Boenning & Scattergood Inc.
200 Barr Harbor Dr. Ste. 300
4 Tower Bridge
W. Conshohocken, PA 19428
Telephone: 610-832-1212

Keefe, Bruyette & Woods, Inc.
787 Seventh Ave., 4th Fl.
New York, NY 10019
Telephone: 212-554-2600

Knight Equity Markets, LP
525 Washington Blvd.
Newport Tower, 30th Fl.
Jersey City, NJ 07310
Telephone: 201-222-9400

Hill Thompson Magid & Co.
15 Exchange Pl., 8th Fl.
Suite 800
Jersey City, NJ 07302
Telephone: 201-434-6900

Pershing Trading Company
One Pershing Plaza
Jersey City, NJ 07399
Telephone: 201-413-3531

Sandler O'Neill & Partners, LP
919 Third Avenue, 6th Floor
New York, NY 10022
Telephone: 212-466-8023

DIRECTORS

R. Lowell Coolidge, Esquire	*Chairman of the Board*
Carol J. Tama	*Vice Chairman of the Board*
Randall E. Black	*Chief Executive Officer and President*

John E. Novak	Rinaldo A. DePaola, Esquire	R. Joseph Landy, Esquire
Robert W. Chappell, Esquire	E. Gene Kosa	Rudolph J. van der Hiel, Esquire
Mark L. Dalton		Roger C. Graham, Jr.

Executive Officers

Mickey L. Jones	*Executive Vice President, Chief Financial Officer* *Treasurer, Citizens Financial Services, Inc.*
Terry B. Osborne	*Executive Vice President* *Secretary, Citizens Financial Services*
Kathleen M. Campbell	*Senior Vice President, Marketing & Training Manager*
Douglas W. Whitten	*Senior Vice President, Operations Division Manager*
Thomas C. Lyman	*Vice President, Investments & Strategic Planning* *Assistant Treasurer, Citizens Financial Services, Inc.*
Robert B. Mosso	*Vice President, Wealth Management Division Manager*
Cynthia T. Pazzaglia	*Vice President, Human Resource Manager*
Pamela R. Munford	*Risk Manager*
Ryan M. Allen	*Controller*

Commercial Services

Brian J. Dygert	*Vice President, Business Development Officer*
Robert P. Fitzgerald	*Vice President, Business Development Officer*
Christopher S. Landis	*Vice President, Business Development Officer*
Chester L. Reed	*Vice President, Business Development Officer*
Jeffrey L. Wilson	*Vice President, Business Development Officer*

Investment and Trust Services

Linda L. Kriner	*Vice President, Trust Officer*
Sara J. Roupp	*Assistant Vice President, Trust Officer*
Jean A. Knapp	*Assistant Vice President, Trust Officer*

Community Offices

Robin K. Carleton	*VP, Regional Manager*
Jeffrey B. Carr	*VP, Regional Manager*
Patricia M. Vlajic	*VP, Branch Administrator*
Mansfield	**(570) 662-2121**
Kevin J. Green	*Office Manager*
Shari L. Johnson	*AVP, Mortgage Manager*
Blossburg	**(570) 638-2115**
Beth A. Weiskopff	*AVP, Office Manager*
Ulysses	**(814) 848-7572**
Phillip D. Vaughn	*AVP, Office Manager*
Genesee	**(814) 228-3201**
Wellsville	**(585) 593-7290**
L. Abbie Pritchard	*AVP, Office Manager*
Wellsboro	**(570) 724-2600**
Marsha B. Jones	*AVP, Office Manager*
Weis	**(570) 724-0316**
WalMart	**(570) 662-8521**
Richard A. Pino, II	*AVP, Sales Manager*

Canton	**(570) 673-3103**
Janet E. Holmes	*AVP, Office Manager*
Sayre (Lockhart St.)	**(570) 888-6602**
Cathy C. Pientka	*AVP, Office Manager*
Sayre (Elmira St.)	**(570) 888-2224**
Timothy M. Hickey	*AVP, Office Manager*
Troy	**(570) 297-4131**
Suzanne S. Putnam	*AVP, Office Manager*
Gillett	**(570) 596-2679**
Cassy O. Dygert	*AVP, Office Manager*
Millerton	**(570) 537-2203**
Kathy S. Webster	*AVP, Office Manager*
LeRaysville	**(570) 744-2431**
Debra S. Donnelly	*AVP, Office Manager*
Towanda	**(570) 265-6137**
Lorraine F. Brown	*Office Manager*